





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52479

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sixteen Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5790 Sunset Drive
(No. and Street)

South Miami	FL	33143
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kris Goldbach (704) 783-6658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alverez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Gary Wiedman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sixteen Securities, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Sworn to and subscribed before me this 28 day of March 20 20

Notary Public

EUGENE S. CERULLI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 1/26/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*







ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Sixteen Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sixteen Securities, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2020.
Northridge, California
March 31, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle
800.848.0008
www.AAICPAs.com

SIXTEEN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash and cash equivalents	$	219,013
Cash segregated under federal regulations		12,000
Receivables from related party		60,000
Accounts receivable		1,000
Clearing deposits		250,215
Clearing firms - customer omnibus		40,043
Clearing firm - other		19,889
Prepaid expenses and other assets		9,669
TOTAL ASSETS	**$**	**611,829**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	7,742
Payable to customers		40,083
Due to broker		520
Total liabilities		**48,345**
STOCKHOLDER'S EQUITY		
Common Stock (1,000,000 shares authorized; 100,000 shares issued and outstanding; No par value)		1,000
Additional paid-in capital		2,101,637
Accumulated deficit		(1,539,153)
TOTAL STOCKHOLDER'S EQUITY		**563,484**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**611,829**

See the accompanying notes to the statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS:

Business

Sixteen Securities, Inc, (the "Company"), formerly Tryco Securities, Inc., is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Sixteen Markets, Inc. ("Parent"). It is authorized to engage in transactions in listed and over-the-counter corporate equities securities. In 2019 the Company introduced its accounts on a fully-disclosed basis for part of the year and then changed to clearing accounts on an omnibus basis in the second quarter.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Income Taxes

The Company provides for income taxes for the tax effects of transactions reported in the statement of financial condition.

Estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

3. FAIR VALUES OF MEASURMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to see the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level one inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has access to.

Level two inputs are inputs (other than quoted prices included in level One) that are observable for the asset or liability, either directly or indirectly.

Level three inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability

The carry amounts of assets on the statement of financial condition approximate fair value.

4. RECEIVABLES AND PAYABLES FROM BROKERS

Clearing Deposits

The Company has clearing agreements under which it is required to maintain a cash deposit with two clearing brokers, Vision Financial Markets, LLC ("Vision") and Electronic Transaction Clearing Inc. ("ETC") in the amounts of $100,000 and $150,000, respectively. These clearing deposits shall remain on deposit with the clearing broker for a period no later than thirty (30) days subsequent to the termination of the agreement.

5. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company has elected to use the alternative method, which requires that the Company maintain minimum net capital of $250,000 or 2% of aggregate debit balances arising from customer transactions. At December 31, 2019, the Company had net capital of $472,926, which was $222,926 in excess of its required net capital of $250,000.

6. CASH SEGREGATED UNDER FEDERAL REGULATIONS

The Company was exempt from the Securities and Exchange Commission Rule 15c3-3 until it began introducing accounts on an omnibus basis effective May 3, 2019. A Special Reserve Bank Account for the Exclusive Benefit of Customers is maintained as required. The balance of this account was $12,000 as of December 31, 2019 to satisfy requirements calculated under SEC Rule 15c3-3.

7. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest rate or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees or indebtedness of others.

The Company has issued no guarantees at December 31, 2019 or during the year then ended.

8. COMMITMENTS AND CONTINGENCIES

Commitments

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2019 or during the year then ended.

Going Concern

The Company has experienced significant losses over the past year and has experienced negative cash flows from operating activities, due to changes in its operating focus over the past year, and has only been able to maintain its operations due to capital contributions from its Parent. The Company's plan is to reduce the scope of its operations by returning to an introducing brokerage operation, to reduce expected operating expenses and increase commission income. In addition, the Company's Parent has committed to continue to fund their operation of the Company until it has the ability to sustain itself through its own operations.

9. RECENTLY ISSUED ACCOUNTING STANDARDS

Effective January 1, 2019, the Company adopted the new FASB accounting standard *ASC 842*, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the company is reasonably certain to exercise. ACS 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company shares space with an affiliate under an expense sharing agreement that is not subject to ASC 842 due to the short-term lease exemption. The adoption of ASC 842 had no effect on the Company's statement of financial condition as of December 31, 2019.

10. RELATED-PARTY TRANSACTIONS

The Company is allocated the salary expense of personnel who are compensated by its Parent and also charged a technology fee. These amounts were forgiven by the Parent and are included in additional paid-in capital in the Statement of Financial Condition as of December 31, 2019. The Company loaned the Parent $60,000 which is reflected in receivables from related party in the Statement of Financial Condition as of December 31, 2019.

11. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the financial issuance date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statements were available to be issued. The Company requested and was granted a change in its membership agreement with FINRA effective March 26, 2020 to return to conducting its transactions on a fully-disclosed basis. The Company will be exempt for the requirements under SEC Rule 15c3-3. This change will also reduce the Company's minimum net capital requirement to $5,000 as of March 26, 2020.

12. INCOME TAXES

The Company account for its income taxes in accordance with *ASC 740, Income Taxes*. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. The recording of the deferred tax items referred to above is conditioned upon the Company's judgment that realization is at least 50% probable.

For the year ended December 31, 2019, the Company had available approximately $1,550,000 in unused net operating loss carry-forwards, which could be used to offset up to $325,000 in federal income taxes and $66,000 in state income taxes. $192,000 of the federal carry-forwards and all of the state carry-forwards expire after 20 years, beginning in December of 2035. The Company has placed a 100% allowance against this asset, since the Company has determined that is more likely than not to realize the benefits of the net operating carry-forwards.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2019, the IRS has not proposed any adjustment to the Company's tax position